UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 20, 2026

Robert Larsen
Chief Financial Officer
Titan Machinery Inc.
644 East Beaton Drive
West Fargo, ND 58078-2648

Re: Titan Machinery Inc.
Form 10-K for Fiscal Year Ended January 31, 2025
File No. 1-33866

Dear Robert Larsen:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Trade & Services